SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                    AMENDMENT NO. 6
                          to
                     SCHEDULE 13D
       Under the Securities Exchange Act of 1934

              PERSONNEL MANAGEMENT, INC.
                   (Name of Issuer)

              Common Stock, No Par Value
            (Title of Class of Securities)

                      71534B-10-1
                    (CUSIP Number)

Don R. Taylor            Mark B. Barnes
Personnel Management, Inc.Leagre & Barnes
1499 Windhorst Way, Ste. 1009100 Keystone Crossing, Ste. 800
Greenwood, IN  46143     Indianapolis, IN  46240

     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                   December 21, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     SCHEDULE 13D

CUSIP No. 71534B-10-1

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Don R. Taylor

2    Check the Appropriate Box if a Member
       of a Group                               (a) [X]
                                                (b) [ ]

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)  [  ]

6    Citizenship or Place of Organization

     USA

NUMBER OF                     7    Sole Voting Power
SHARES
BENEFICIALLY                       596,805
OWNED BY
EACH                          8    Shared Voting Power
REPORTING
PERSON WITH                        0

                              9    Sole Dispositive Power

                                   596,805

                              10   Shared Dispositive Power

                                   0


11   Aggregate Amount Beneficially Owned by Each
      Reporting Person

     596,805

12   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*
                                        [ ]

13   Percent of Class Represented by Amount in Row (11)
     29.5%

14   Type of Reporting Person*

     IN

                     SCHEDULE 13D

CUSIP No. 71534B-10-1

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Elizabeth McFarland

2    Check the Appropriate Box if a Member
       of a Group                               (a) [X]
                                                (b) [ ]

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)  [  ]

6    Citizenship or Place of Organization

     USA

NUMBER OF                     7    Sole Voting Power
SHARES
BENEFICIALLY                       31,277
OWNED BY
EACH                          8    Shared Voting Power
REPORTING
PERSON WITH                        0

                              9    Sole Dispositive Power

                                   31,277

                              10   Shared Dispositive Power

                                   0


11   Aggregate Amount Beneficially Owned by Each
      Reporting Person

     41,039    (includes right to acquire 9,762 shares pursuant
                to employee stock options)

12   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*
                                        [ ]

13   Percent of Class Represented by Amount in Row (11)
     2.0%

14   Type of Reporting Person*

     IN

                     SCHEDULE 13D

CUSIP No. 71534B-10-1

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Carolyn S. Taylor

2    Check the Appropriate Box if a Member
       of a Group                               (a) [X]
                                                (b) [ ]

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)  [  ]

6    Citizenship or Place of Organization

     USA

NUMBER OF                     7    Sole Voting Power
SHARES
BENEFICIALLY                       275,680
OWNED BY
EACH                          8    Shared Voting Power
REPORTING
PERSON WITH                        0

                              9    Sole Dispositive Power

                                   259,346

                              10   Shared Dispositive Power

                                   16,334


11   Aggregate Amount Beneficially Owned by Each
      Reporting Person

     275,680

12   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*
                                        [ ]

13   Percent of Class Represented by Amount in Row (11)
     13.7%

14   Type of Reporting Person*

     IN

                     SCHEDULE 13D

CUSIP No. 71534B-10-1

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     James E. Burnette

2    Check the Appropriate Box if a Member
       of a Group                               (a) [ ]
                                                (b) [X]

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)  [  ]

6    Citizenship or Place of Organization

     USA

NUMBER OF                     7    Sole Voting Power
SHARES
BENEFICIALLY                       0
OWNED BY
EACH                          8    Shared Voting Power
REPORTING
PERSON WITH                        0

                              9    Sole Dispositive Power

                                   0

                              10   Shared Dispositive Power

                                   0


11   Aggregate Amount Beneficially Owned by Each
      Reporting Person

     0

12   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares*
                                        [ ]

13   Percent of Class Represented by Amount in Row (11)
     0%

14   Type of Reporting Person*

     IN

                    AMENDMENT NO. 6
                          to
                     SCHEDULE 13D


     Items 2 and 5 of the Statement on Schedule 13D, dated January 26, 1994, as amended and restated by Amendment No. 5 thereto dated May 16, 1996, filed by the Reporting Persons with respect to the Common Stock, no par value, of Personnel Management, Inc., are hereby amended as follows:


ITEM 2.  IDENTITY AND BACKGROUND.

     The information regarding the identity and background of the Reporting Persons remains the same except that (a) Elizabeth McFarland resigned as a Director of the Company on December 8, 1996, and (b)
James E. Burnette no longer beneficially owns any shares of Common Stock by reason of the expiration on December 21, 1996 of all of his rights to acquire shares under stock options previously reported in Amendment No. 5 to this Statement, and, therefore, is no longer a member of the group (the "Group") created by the Stockholders Agreement dated November 19, 1993
(the "Stockholders Agreement") or a Reporting Person.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b)    The beneficial ownership of the Issuer's
Common Stock as of January 31, 1997, of each of the Reporting Persons is set forth in the table below.
Each of the Reporting Persons has sole voting and dispositive power with respect to the shares indicated in the table below, except as indicated in the footnotes.


Name of Reporting  Number of Shares
   Person         Beneficially Owned   Percentage*
Don R. Taylor       596,805(1)          29.5%

Elizabeth McFarland 41,039(2)           2.0%

Carolyn S. Taylor   275,680(3)          13.7%

Mr. Taylor, Ms.
McFarland, and
Ms. Taylor as a
group               913,524(2)(3)       45.0%

     * Percentages are calculated in accordance with Rule 13d-3(d)(1) and reflect 2,020,156 outstanding shares.

(1) Does not include the shares beneficially owned by Elizabeth McFarland and Carolyn S. Taylor, although Mr. Taylor has the power under the Stockholders Agreement to direct their vote with respect to the election of Directors for the remaining term of the Stockholders Agreement.

(2) Includes 7,762 shares that Ms. McFarland has the right to acquire pursuant to stock options granted to her under the Issuer's 1993 Stock Option Plan, as adopted in February 1993 and amended in December 1993 (the "1993 Plan"), and 2,000 shares that Ms. McFarland has the right to acquire pursuant to stock options granted under the Issuer's 1994 Stock Option Plan, adopted in
     January 1994.

(3) Includes 16,334 shares that Ms. Taylor is obligated to sell at $9.27 per share under the Representative's Warrants granted by her to David
     A. Noyes & Company. See Item 6 of Amendment No. 5 to this Statement on Schedule 13D.

     (c)  There have been no transactions in the Common
Stock of the Issuer by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 6, except as follows:


     Name of        Date of    Nature of     Number     Price
Reporting Person  Transaction Transaction  of Shares  Per Share

Carolyn S. Taylor 1/29/97     Open Market  5,000      $9.25
                              Sale

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

     (e) James E. Burnette ceased to beneficially own any shares of Common Stock, and therefore ceased to be a member of the Group of Reporting Persons, effective
December 21, 1996, when all of his rights to acquire
Common Stock of the Issuer under certain stock options described by Amendment No. 5 to this Statement expired.
Mr. Burnette therefore has ceased to be a Reporting
Person effective December 22, 1996.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A --   Agreements Pursuant to Regulation
                    Section 240.13d-1(f) (filed with
                    the original Statement dated
                    January 26, 1994).

     Exhibit B --   Power of Attorney and Agency (filed
                    with the original Statement dated
                    January 26, 1994).

     Exhibit C --   Stockholders Agreement dated
                    November 19, 1993.  The copy of
                    this exhibit filed as Exhibit 10.27
                    to the Issuer's Registration
                    Statement on Form SB-2 filed
                    December 13, 1993 (as amended) (No.
                    33-72872C) is incorporated herein
                    by reference.

     Exhibit D --   Form of Tax Indemnification
                    Agreement.  The copy of this
                    exhibit filed as Exhibit 10.11 to
                    the Issuer's Registration Statement
                    on Form SB-2 filed December 13,
                    1993 (as amended) (No. 33-72872C)
                    is incorporated herein by
                    reference.

     Exhibit E --   Form of Warrant granted by Ms.
                    Taylor to Noyes.  The copy of this
                    exhibit filed as Exhibit 10.9 to
                    the Issuer's Registration Statement
                    on Form SB-2 filed December 13,
                    1993 (as amended) (No. 33-72872C)
                    is incorporated herein by
                    reference.

     Exhibit F --   Form of Underwriting Agreement
                    among the Issuer, the
                    Representatives, and Ms. Taylor.
                    The copy of this exhibit filed as
                    Exhibit 1.1 to the Issuer's
                    Registration Statement on Form SB-2
                    filed December 13, 1993 (as
                    amended) (No. 33-72872C) is
                    incorporated herein by reference.

     Exhibit G --   Incentive Stock Option Agreement
                    between the Issuer and Ms.
                    McFarland dated February 28, 1993.
                    The copy of this exhibit filed as
                    Exhibit 10.6 to the Issuer's
                    Registration Statement on Form SB-2
                    filed December 13, 1993 (as
                    amended) (No. 33-72872C) is
                    incorporated herein by reference.

     Exhibit H --   Stock Option Agreement between the
                    Issuer and Ms. McFarland dated
                    December 3, 1993.  The copy of this
                    exhibit filed as Exhibit 10.8 to
                    the Issuer's Registration Statement
                    on Form SB-2 filed December 13,
                    1993 (as amended) (No. 33-72872C)
                    is incorporated herein by
                    reference.

     Exhibit I --   Personnel Management, Inc.  Amended
                    and Restated 1993 Stock Option
                    Plan.  The copy of this exhibit
                    filed as Exhibit 10.4 to the
                    Issuer's Registration Statement on
                    Form SB-2 filed December 13, 1993
                    (as amended) (No. 33-72872C) is
                    incorporated herein by reference.

     Exhibit J --   Form of letter dated June 28, 1995
                    from the Issuer, Don R. Taylor,
                    Elizabeth McFarland, and James E.
                    Burnette to the "Other Investors"
                    described by Stockholders Agreement
                    (filed with Amendment No. 2 to this
                    Statement dated July 6, 1995).

     Exhibit K --   Incentive Stock Option Agreement
                    between the Issuer and Elizabeth
                    McFarland, dated June 10, 1996.
                    The copy of this exhibit filed as
                    Exhibit 10.5 to the Company's Form
                    10-Q for the quarter ended July 31,
                    1996, is incorporated by reference.

                       SIGNATURE
     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of February 14, 1997.

                         /s/ Don R. Taylor
                         _________________________
                         Don R. Taylor

                         /s/ Elizabeth McFarland
                         _________________________
                         Elizabeth McFarland

                         /s/ Carolyn S. Taylor
                         _________________________
                         Carolyn S. Taylor

                         /s/ James E. Burnette
                         _________________________
                         James E. Burnette